[redacted]

10027455

UNITED STATE
SECURITIES AND EXCHANGE
Washington, D.C. 2

B APPROVAL
nber: 3235-0123
February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEB OPTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE STE 959
(No. and Street)

CHICAGO ILLINOIS 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REIFLER, SHARPS, SCHUETZ LTD
(Name – *if individual, state last, first, middle name*)

20 N. WACKER STE 4010 CHICAGO ILLINOIS 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB
3/3

OATH OR AFFIRMATION

I, DAVID KOEHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEB OPTIONS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY SCHEIDHAUER
Notary Public - State of Illinois
My Commission Expires Mar 19, 2013

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.E.B. OPTIONS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

RSS Reifler Sharps Schuetz Ltd.
Certified Public Accountants
20 N. Wacker Dr., Suite 4010, Chicago, IL 60606

CRD # 113332

M.E.B. OPTIONS, LLC

TABLE OF CONTENTS

	Page
Accountants' Report	1
Facing Page	2
Statement of Financial Condition	3 - 4
Computation of Net Capital	5
Computation of Basic Net Capital Requirement	6
Statement of Income (Loss)	7
Statement of Changes in Ownership Equity	8
Exemptive Provision Under Rule 15c3-3	9
Exchange Supplementary Information	10 - 11
Statement of Cash Flows	12
Notes to Financial Statements	13 - 14
Accountants' Report on Internal Control	15 - 16

Reifler Sharps Schuetz Ltd.
Certified Public Accountants

To the Partners
M.E.B. Options, LLC
440 S. LaSalle Street Suite 959
Chicago, IL 60605

We have audited the accompanying statement of financial condition of M.E.B. Options, LLC (the Company) as of December 31, 2009 and the related statement of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.B. Options, LLC at December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination also included the statement of the computation of net capital requirements as of December 31, 2009. In our opinion, this statement when considered in relation to the basic financial statements presents fairly the information shown in it.

Reifler Sharps Schuetz, Ltd.
REIFLER SHARPS SCHUETZ, LTD.

February 15, 2010

20 North Wacker Drive, Suite 4010, Chicago, Illinois 60606
Phone (312) 876-0100 Fax (312) 876-1351

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER M.E.B. Options, L.L.C.	13	SEC FILE NO 8-53315	14
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.) 14444 Oak Trail (No. and Street)	20	FIRM ID NO 611591798	15
Homer Glen (City) [21] IL (State) [22] 60491 (Zip Code)	23	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2009	24
		AND ENDING (MM/DD/YY) 12/31/2009	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT David Koehler	30	(Area Code)—Telephone No. 312-260-5542	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	32	OFFICIAL USE	33

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] 42

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20____

Manual signatures of:

1) ______________________________
Principal Executive Officer of Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: M.E.B. Options, L.L.C.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY)	12/31/2009	99
SEC FILE NO.	8-53315	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,263,003	200			$ 1,263,003	750
2. Receivables from brokers or dealers:						
A. Clearance account	391,453	295				
B. Other	0	300	$ 0	550	391,453	810
3. Receivables from non-customers	579,743	355	313,894	600	893,637	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	0	424				
E. Spot commodities	0	430			0	850
5. Securities and/or other investments not readily marketable:						
A. At cost $0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $0 [150]						
B. Other securities $0 [160]						
7. Secured demand notes: market value of collateral:	0	470	0	640	0	890
A. Exempted securities $0 [170]						
B. Other securities $0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $0 [190]						
B. Owned, at cost	**		0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 2,234,199	540	$ 313,894	740	$ 2,548,093	940

** - Fill in memberships owned at cost.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: M.E.B. Options, L.L.C. as of: December 31, 2009

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	72,544	1155	0	1355	72,544	1610
16. Securities sold not yet purchased at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	0	1205	0	1385	0	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d)) of $0 [980]						
B. Securities borrowings, at market value from outsiders $0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d)) of $0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	900,000	1440	900,000	1750
20. TOTAL LIABILITIES	$ 72,544	1230	$ 900,000	1450	$ 972,544	1760

Ownership Equity				
21. Sole proprietorship			$ 0	1770
22. Partnership (limited partners)	$ 0	1020	0	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			255,000	1792
C. Additional paid-in capital			1,000	1793
D. Retained earnings			1,319,549	1794
E. Total			1,575,549	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 1,575,549	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,548,093	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: M.E.B. Options, L.L.C. **as of:** December 31, 2009

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,575,549	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			1,575,549	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			1,575,549	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 313,894	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(313,894)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			1,261,655	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	0	3740
10. Net Capital			$ 1,261,655	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	M.E.B. Options, L.L.C.	as of: December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 4,836	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 1,161,655	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 1,254,401	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 72,544	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 72,544	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 5.75	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: M.E.B. Options, L.L.C.

For the period from 01/01/2009 [3932] to 12/31/2009 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			0	3949
c. Total gain (loss)			0	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			4,739,692	3995
9. Total revenue			$ 4,739,692	4030
EXPENSES				
10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 920,117	4120
11. Other employee compensation and benefits			1,424,978	4115
12. Commissions paid to other broker-dealers			507,841	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			793,787	4195
15. Other expenses			1,231,270	4100
16. Total expenses			$ 4,877,993	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ (138,301)	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (138,301)	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 0	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER:	M.E.B. Options, L.L.C.

For the period from 1/ 1/2009 to 12/31/2009

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,635,874	4240
A. Net income (loss)			(138,301)	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	(178,024)	4270
2. Balance, end of period (From item 1800)			$ 1,319,549	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	M.E.B. Options, L.L.C.	**as of:** December 31, 2009

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1		0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained		0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm	4335	0	4570
D. (k) (3) - Exempted by order of the Commission		0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
			4699*		

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	M.E.B. Options, L.L.C.	as of: 12/31/2009

EXCHANGE SUPPLEMENTARY INFORMATION

1. Capital to be withdrawn within 6 months	0	8000
2. Subordinated Debt maturing within 6 months	0	8010
3. Subordinated Debt due to mature within 6 months that you plan to renew	0	8020
4. Amount of Customer Risk Maintenance Margin Requirement	0	8030
5. Amount of Noncustomer Risk Maintenance Margin Requirement	0	8040
6. Additional capital requirement for excess margin on Reverse Repurchase Agreements	0	8045

If Adjusted Net Capital is less than $2,000,000 please complete the following:

7. Number of Associated Persons	0	8100
8. Number of Branch Offices	0	8110
9. Number of Guaranteed Introducing Brokers	0	8120
10. Number of Guaranteed Introducing Broker Branch Offices	0	8130

General Comments:

BROKER OR DEALER:	M.E.B. Options, L.L.C.	as of: December 31, 2009

STATEMENT DETAILS

Additional accounts payable were unvouchered at year end. The items were subsequently recorded at year end.

M.E.B. OPTIONS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (138,301)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease (increase) in operating assets:		
Equity trading account	(62,869)	
Accounts receivable	55,636	
Other assets	52,025	
Increase (decrease) in operating liabilities:		
Accounts payable	29,606	
Total adjustments		74,398
Net cash provided by (used in) operating activities:		(63,903)
Cash flows from investing activities:		
Dividends paid	(178,024)	
Proceeds from unsecured debt	900,000	
Net cash provided by (used in) financing activities:		721,976
Net increase (decrease) in cash and cash equivalents		658,073
Cash and cash equivalents at beginning of period		604,930
Cash and cash equivalents at end of period		$1,263,003
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense		$ 0
Income taxes		$ 12,353

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers cash equivalents to include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Nature of Business:

M.E.B. Options, LLC is registered with the Chicago Board Option Exchange (CBOE) as a Broker Dealer and a member of the Options Exchange. The Company conducts business which includes, but is not limited to, soliciting or accepting orders for the purchase or sale of any options for future delivery on or subject to the rules of any contract market.

B. Property and Equipment:

For both financial reporting and income tax purposes, assets acquired after 1986 are depreciated using the M.A.C.R.S. method. It is management's opinion that the economic life of the fixed asset additions approximates the life used under M.A.C.R.S.

C. Income Recognition:

Commissions earned on option transactions and related commission expense are recorded on the date of the "per contract", which is the date the option positions are closed.

D. Securities Owned:

Securities owned are valued at approximate market or quoted values, and the resulting unrealized gains or losses are reflected in income.

E. Income Taxes:

The Company does not pay Federal corporate income taxes on its taxable income. Instead, shareholders are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

F. Accounting Method:

The Company is on the accrual method of accounting.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

G. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority, Inc. At December 31, 2009 the applicable capital requirements have been exceeded.

NOTE 3 - OPERATING LEASES:

The Company leases various seats on the option floor on a month-to-month basis. Total rent expense for 2009 for seat rental was $479,370.

The Company leases office space on a month-to-month basis. Total rent expense for 2009 for office space was $57,351.

NOTE 4 - 401(k) PLAN:

The Company maintains a 401(k) plan for eligible employees. The Company is not required to make any contributions to the plan.

NOTE 5 - REORGANIZATION:

On or about March 31, 2009 M.E.B. Options, Inc. was merged into M.E.B. Options, LLC with M.E.B. Options, LLC as the surviving entity.

NOTE 6 - REVENUE CONCENTRATIONS:

The Company has one major customer which represents approximately 50% of the Company's sales volume.

NOTE 7 - OFF-BALANCE SHEET RISK:

An inquiry for off-balance sheet assets and liabilities was done with Company management. No off-balance sheet assets or liabilities were identified.

Reifler Sharps Schuetz Ltd.
Certified Public Accountants

Board of Directors
M.E.B. Options, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of M.E.B. Options, LLC (the Company) for the year ended December 31, 2009 we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company

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has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NFA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reifler Sharps Schuetz, Ltd.
REIFLER SHARPS SCHUETZ, LTD.

February 15, 2010